A-Power Receives NDRC Approval and Makes Cash Contribution to
Texas Wind Farm Project Company

Shenyang, China, February 16, 2010 -- A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation ("DG") systems in China and a fast-growing manufacturer of wind turbines, today announced that its subsidiary, Shenyang Power Group ("SPG") has completed the establishment of a project company related to the development of a 600MW wind farm in Texas and has made an initial cash contribution of $36.625 million. In connection with the capital contribution, SPG has received final approval from the Chinese National Development and Reform Commission ("NDRC") to proceed with this project.

On December 16, 2009, SPG entered into a Limited Liability Company Agreement (the "LLC Agreement") with United States Renewable Energy Group Wind Partners I, LLC ("USREG Wind"). USREG Wind is indirectly jointly owned and controlled by US Renewable Energy Group and Cielo Wind Power, LP. ("Cielo"). Under the LLC Agreement, SPG and USREG Wind have established a Delaware limited liability company ("Project Company") for the purpose of owning, designing, developing, constructing, managing and operating a wind energy power plant to be located in Texas with a total nameplate capacity of 600MW (the "Project").

The Project is expected to cost in total approximately $1.5 billion, a portion of which is designated for wind turbine purchases. The parties will be seeking to obtain financing from third party lenders for most of the cost of the Project.  No financing commitments have been received to date. A-Power, the parent company of SPG, has been designated to supply wind turbines to the Project in Texas, and an affiliate of Cielo will develop the project pursuant to the terms of a Development Services Agreement. In addition to the thousands of American jobs that are anticipated will be created throughout the project’s 30-year life, a minimum of 70 percent of each turbine will be wholly manufactured in the United States.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with world’s leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

About US-REG

The United States Renewable Energy Group is a U.S.-based private equity firm that mobilizes and facilitates the participation of international financing and investment in large-scale renewable energy projects within the United States.  US-REG’s mission is to integrate renewable and environmentally sound energy technologies into the American marketplace, while generating tremendous returns with a range of smart and strategic investments in clean energy.  US-REG is devoted to strengthening America’s energy independence, environmental quality, and economic vitality through investments in utility-scale projects in wind, hydro, geothermal, solar, and bioenergy. US-REG mobilizes and facilitates the participation of international financing and investment in renewable energy projects within the United States.  By facilitating the expansion and development of business strategies through managing risks and complexities associated with foreign financing and investment, USREG provides American businesses with access to international investment options, fosters economic development of the U.S. renewable energy industries and generates new high paying jobs for Americans.  To learn more about US-REG visit www.US-REG.com.

Cielo Wind Power, LP

Cielo Wind Power, LP is a privately held company that develops, constructs, owns and operates wind power facilities.  Based in Austin, Texas, Cielo has developed over 1,150 MWs of wind power facilities and is currently developing wind energy projects in the US power markets of ERCOT, SPP and WECC. Wind RanchTM is a registered trademark licensed to Cielo and represents the ideals the company embraces in taking necessary steps to minimize the impact of wind projects on farming, ranching and natural uses of the land.  To learn more about Cielo, visit www.cielowind.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including, but not limited to the following list of risks: the Project Company may not be able to secure adequate financing to develop or complete the Project, the Project Company may not be able to obtain necessary permits or approvals to design, construct, or operate the Project, the Company may not be able to produce or supply a sufficient number of wind turbines to the Project, there may be delays in designing and constructing the wind energy power plant; the Project may cost more to complete than is currently anticipated, there may be changes in regulations that make it difficult or impossible to finance, develop or operate the wind energy power plant, changes in the general political, financial, and economic circumstances (in the United States, China or elsewhere) and the availability and relative price of competing sources of energy (oil, coal, natural gas, solar energy) may have a material adverse impact on the Project, as well as other relevant risks regarding the Company that are detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F/A for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@grayling.com